SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                           For the Month of July, 2003

                                ECI TELECOM LTD.
                 (Translation of Registrant's Name into English)

                 30 Hasivim Street o Petah Tikva 49133 o ISRAEL

                    (Address of Principal Corporate Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F [X]                      Form 40-F [_]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

      Yes [_]                            No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated by reference herein are the Registrant's Notice of Annual General Meeting, Proxy Statement and Proxy Card, in connection with the Registrant's 2003 Annual General Meeting of shareholders to be held on July 30, 2003.

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ECI TELECOM LTD.
                                           (Registrant)


                                           By:     /s/ Martin Ossad
                                                   -------------------------
                                           Name:   Martin Ossad
                                           Title:  Corporate Vice President and
                                                   General Counsel


Dated: July 2, 2003

                               ECI TELECOM LTD.

                   NOTICE OF 2003 ANNUAL GENERAL MEETING OF
                   SHAREHOLDERS TO BE HELD ON JULY 30, 2003

                                                             Petah Tikva, Israel
                                                                    July 2, 2003

To the Shareholders of ECI Telecom Ltd. ("ECI" or the "Company"):

     NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "meeting") of ECI Telecom Ltd. will be held at our executive offices at 30 Hasivim Street, Petah Tikva, Israel, on Wednesday, July 30, 2003 at 10:00 a.m. (Israel time).

     The agenda of the Annual General Meeting will be as follows:

     (1)  Re-election of an External Director of the Company;

     (2)  Re-election of eight other directors of the Company;

     (3) Approval of an amendment to Article 68 of the Company's Amended and Restated Articles of Association, relating to the procedures governing notices, as specified in the Proxy Statement;

     (4) Approval of new terms of compensation for the Company's External Directors;

     (5) Approval of new terms of compensation for Mr. Krish Prabhu, a director of the Company;

     (6) Approval of procurement of insurance in respect of the liability of the Company's directors and officers;

     (7) Approval of an increase in the number of authorized but unissued Ordinary Shares reserved for the purposes of the ECI Telecom Ltd. Employee Share Incentive Plan 2002;

     (8) Reappointment of the Company's independent auditors and authorization of the Company's board of directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee to do so;

     (9) Discussion of the Auditors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2002; and

     (10) Transaction of such other business as may properly come before the meeting or any adjournment thereof.

     Shareholders of record at the close of business on June 22, 2003 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

     Joint holders of Ordinary Shares should take note that, pursuant to our Amended and Restated Articles of Association (ECI's "articles of association"), the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the register of shareholders.

     Shareholders who are unable to attend the Annual General Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.


                                        By order of the Board of Directors,

                                        SHLOMO DOVRAT
                                         Chairman of the Board of Directors

                                        DORON INBAR
                                         President and Chief Executive Officer

     The Annual Report of ECI for the fiscal year ended December 31, 2002, including financial statements, is enclosed, but is not part of the proxy solicitation material.

                               ECI TELECOM LTD.
                 30 Hasivim Street, Petah Tikva 49133, Israel

                                PROXY STATEMENT
                  2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                 INTRODUCTION

     This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the 2003 Annual General Meeting of Shareholders and at any adjournment thereof, pursuant to the accompanying Notice of 2003 Annual General Meeting of Shareholders. The meeting will be held on Wednesday, July 30, 2003 at 10:00 a.m. (Israel time) at our executive offices, 30 Hasivim Street, Petah Tikva, Israel.

Purpose of the Annual General Meeting

     It is proposed that at the meeting resolutions be adopted:

     (1)  To re-elect an External Director of the Company;

     (2)  To re-elect eight other directors of the Company;

     (3) To approval an amendment to Article 68 of the Company's Amended and Restated Articles of Association;

     (4) To approve new terms of compensation for the Company's External Directors;

     (5) To approve new terms of compensation for Mr. Krish Prabhu, a director of the Company;

     (6) To approve the procurement of insurance in respect of the liability of the Company's directors and officers;

     (7) To approve an increase in the number of authorized but unissued Ordinary Shares reserved for the purposes of the ECI Telecom Ltd. Employee Share Incentive Plan 2002; and

     (8) To reappoint the Company's independent auditors and to authorize the Company's board of directors to fix their remuneration in accordance with the volume and nature of their service, or to delegate to the Audit Committee to do so.

     In addition, the Auditors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2002 will be discussed at the Annual General Meeting.

     The Company currently is not aware of any other proposals, which will come before the Annual General Meeting. If any other matters properly come before the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their judgment.

Voting

     Only holders of record of our Ordinary Shares, nominal (par) value NIS 0.12 per share, ("Ordinary Shares") at the close of business on the meeting record date, June 22, 2003, are entitled to notice of, and to vote at, the Annual General Meeting. ECI had 107,937,545 Ordinary Shares outstanding on the meeting record date. Each Ordinary Share outstanding on the meeting record date will generally entitle its holder to one vote upon each of the matters to be presented at the Annual General Meeting. (See Item 2 below -- "Re-election of Eight Directors" under the caption headed "Directors Not Elected at Shareholders' Meetings" for details of certain shares having no voting rights in connection with the election of directors at shareholders meeting.) A quorum must be present in order for the Annual General Meeting to be held. The presence in person or by proxy of at least two shareholders holding shares that are entitled to vote in the aggregate at least 331/3% of the shares outstanding on the record date will constitute a quorum for the transaction of business at the Annual General Meeting. If within half an hour from the time established for the commencement of the Annual General Meeting a quorum is not present, the meeting shall stand adjourned to Wednesday, August 6, 2003, at the same time and place. If at the adjourned meeting a quorum is not present within one half hour from the time appointed for holding the meeting, the shareholders present shall constitute a quorum.

     Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

Proxies

     Proxies for use at the Annual General Meeting are being solicited by our board of directors. Proxies will be solicited primarily by mail and are being mailed to shareholders on or about July 2, 2003. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, e-mail or other personal contact. However, such parties will not receive additional compensation therefor. ECI will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our Ordinary Shares.

     All Ordinary Shares represented by properly executed proxies received by us twenty-four (24) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Annual General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the Annual General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time prior to commencement of the meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Annual General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to ECI Telecom Ltd., 30 Hasivim Street, Petah Tikva 49517, Israel, attention General Counsel.

                            OWNERSHIP OF ECI SHARES

     ECI has authorized and outstanding one class of equity securities, designated Ordinary Shares, with a nominal (par) value of NIS 0.12 per share. The following table sets forth, as of June 22, 2003, the number of shares owned by (i) each person or entity known to ECI to be the beneficial owner of more than 5% of ECI's shares (the "Major Shareholders"); and (ii) our directors or members of our senior management as a group. Although several of ECI's directors are officers or directors of ECI's Major Shareholders, except where otherwise indicated, such individuals disclaim beneficial ownership of the shares held by such Major Shareholders.

                                                                                             Approximate Percent
                                                                             Number of            of Shares
Name and Address                                                         Shares Owned (1)      Outstanding (2)
----------------                                                         ----------------    -------------------
M.A.G.M. Chemical Holdings Ltd. (a wholly owned
 subsidiary of Koor Industries Ltd.) (3)(5)                                 33,049,433              30.6%
 14 Hamelacha Street
 Park Afek
 48091 Rosh Ha'ayin, Israel
Clal Electronics Industries Ltd. (a wholly owned
 subsidiary of Clal Industries & Investments Ltd.) (4)(5)                   15,466,794              14.3%
 3 Azrieli Center (the Triangular Tower)
 67023 Tel Aviv, Israel
Carmel Funds (as defined below), Isal Amlat Investments (1993) Ltd.,
 and affiliated entities (the "Dovrat Entities") (6)(8)                      7,802,542(7)            7.2%(7)
 16 Hagalim Avenue
 46725 Herzlia, Israel
Ofer (Ships Holding) Ltd. and affiliated persons
 (the "Ofer Brothers Group") (8)(9)                                          6,867,493               6.4%
 2, Hanamal Street
 33031 Haifa, Israel
All our directors and members of our senior management as a group
 (consisting of 16 persons)                                                  2,534,678(10)           2.3%(10)

------------

(1) The information regarding the shares beneficially owned by Major Shareholders is based on Schedules 13D filed by such shareholders and related individuals and entities with the U.S. Securities and Exchange Commission and on information provided by such shareholders.

(2) Percentages in this table are based on 107,937,545 Ordinary Shares outstanding as at June 22, 2003 plus such number of newly issued Ordinary Shares, if any, as such shareholder or group had the right to receive upon the exercise of stock options which are exercisable within 60 days.

(3) Both M.A.G.M. Chemical Holdings Ltd. ("MAGM") and Koor Industries Ltd. ("Koor") are Israeli corporations. Koor's shares are publicly traded on The Tel Aviv Stock Exchange and its ADSs (American Depositary Shares) are traded on the New York Stock Exchange. In addition to MAGM's holdings, both Jonathan Kolber, Chief Executive Officer of Koor, and Danny Biran, President of Koor, directors of ECI, have a beneficial interest in Ordinary Shares of ECI (for details see the table in Item 2 below -- "Election of Eight Directors"), and by virtue of their respective positions at Koor, may be deemed to be beneficial owners of the Ordinary Shares of ECI held by MAGM. Mr. Kolber and Mr. Biran disclaim beneficial ownership of these shares.

(4) Both Clal Electronics Industries Ltd. ("Clal") and Clal Industries and Investments Ltd. ("CII") are Israeli corporations. CII is controlled by IDB Development Corporation Ltd. ("IDBD") , which, in turn, is controlled by IDB Holding Corporation ("IDBH"). In addition to Clal's holdings, the following entities within the aforesaid group beneficially own Ordinary Shares of ECI, as follows: IDBD (100,000 shares); Badal Securities Ltd. ("Badal"), a wholly owned subsidiary of IDBH (100,000 shares); Clal Insurance Enterprises Holdings Ltd. ("Clal Insurance") -- a company controlled by IDBD (41,720 shares); and PEC Israel Economic Corporation ("PEC"), a wholly owned US subsidiary of Discount Investment Corporation Ltd. ("DIC") -- a company controlled by IDBH (22,198 shares). CII, IDBD, IDBH, Clal Insurance and DIC are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

     On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all the shares of IDBH held by them, constituting approximately 51.7% of the outstanding share capital of IDBH, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner and his sister Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments -- IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

     Nochi Dankner is chairman of IDBH, IDBD, CII and DIC. Shelly
     Dankner-Bergman, Isaac Manor (the husband of Ruth Manor), Dori Manor (the son of Isaac and Ruth Manor) and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and CII. Zvi Livnat is also Co-Chief Executive Officer of CII.

     Based on the foregoing, IDBH, Ganden, Manor, Livnat, Mr. Dankner, Ms. Dankner-Bergman, Ms. Manor and Mr. A. Livnat may be deemed to share the power to vote and dispose: (i) with IDBD, CII and Clal, of the ECI shares held by Clal; (ii) with Badal, of the ECI shares held by Badal; (iii) with IDBD, of the ECI shares held by IDBD; (iv) with IDBD and Clal Insurance, of ECI shares held by Clal Insurance; and (v) with IDBD, PEC and DIC, of the ECI shares held by PEC.

(5) Pursuant to an agreement between Koor and Clal entered into on April 8, 1998 (the "Koor-Clal Agreement"), the parties agreed, among other things, to vote their respective Ordinary Shares to the effect that (i) the majority of the members of ECI's board of directors will be designated by Koor, as long as Koor's equity interest in ECI is not less than 15% and
     (ii) 20% of the members of ECI's board of directors will be designated by Clal, as long as Clal owns no less than a 5% equity interest in ECI. However, the present composition of our board of directors does not reflect these provisions of the Koor-Clal Agreement.

     The Koor-Clal Agreement also provides that Clal may acquire additional Ordinary Shares, provided that such acquisition would not cause Clal's equity interest in ECI to exceed 15%, unless Clal receives an approval from the Israeli Comptroller of Restrictive Trade Practices.

     Koor and Clal also agreed under the Koor-Clal Agreement that as long as their voting arrangements, as described above, are in force, they shall use their best efforts to ensure that in the event that ECI decides to issue Ordinary Shares or any securities convertible into Ordinary Shares to Koor or Clal or to any shareholder of ECI affiliated with Koor or Clal, the other party shall be entitled to purchase Ordinary Shares or other convertible securities under such issuance in accordance with its proportional respective holdings in ECI.

(6) 6,580,000 of the Ordinary Shares held by the Dovrat Entities were acquired in February 2002 pursuant to the Subscription Agreement of December 6, 2001. The following are the names and direct holdings of the individuals and entities that comprise the Dovrat Entities: Isal Amlat Investments
     (1993) Ltd. ("Isal Amlat") (2,632,632 shares); Shlomo Dovrat, a director of ECI and chairman of its board of directors (112,000 shares); Harel Beit-On (112,000 shares); Avi Zeevi (24,947 shares); D Partners (Israel) Limited Partnership (368,371 shares); D Partners (BVI) L.P. (684,211 shares); Daniel Chertoff, now Vice President, Investor Relations, of ECI (6,580 shares); Walter Grassl (2,630 shares); Karl Heinz Achinger (5,000 shares); Carmel Software Fund (Israel) L.P. (1,110,046 shares); Carmel Software Fund (Cayman) L.P. (1,370,637 shares); Carmel Software Fund (Delaware) L.P. (598,702 shares); Carmel Software Fund Gbr (98,565 shares); and Carmel V.C. Ltd., acting for Siemens Venture Capital GmbH (197,131 shares) (the previous five entities being referred to as the "Carmel Funds"). The stated holdings of the Carmel Funds include an aggregate of 743,502 Ordinary Shares that were purchased subsequent to the Subscription Agreement of December 6, 2001, and not subject to its provisions. (See also footnote (7) below regarding certain additional shares that may be acquired by certain entities within the Dovrat Entities.) Although Dovrat & Co. Ltd. was one of the Purchasers under the Subscription Agreement, it did not become the holder of record of any Ordinary Shares and its allocation of such shares was assigned to the other affiliates within the Dovrat Entities listed above.

     Mr. S. Dovrat and Mr. Zeevi are directors in, or shareholders of, various entities that are the general partners and investment managers or shareholders of the various Carmel Funds. Mr. S. Dovrat and his father, Aharon Dovrat, each own 50% of the shares of Dovrat & Co. Ltd., and are also directors and/or major shareholders of various entities within, or affiliated with entities within, the Dovrat Entities, or which provide the Dovrat Entities or affiliates with investment advisory and related services. Mr. A. Dovrat is also Chairman of Isal Amlat and Dovrat & Co Ltd. Mr. A. Dovrat and Mr. S. Dovrat hold indirect interests in, and/or are directors of, the general partners of, D. Partners (Israel) Limited Partnership and D. Partners (BVI) L.P. Mr. Grassl is, and Mr. Chertoff was, a manager of various entities that are the general partners and investment managers of the various Carmel Funds. Mr. Achinger is a member of the advisory boards of the various Carmel Funds. Isal Amlat is an investment company whose shares are publicly traded on The Tel Aviv Stock Exchange. Due to the relationship between the parties that comprise the Dovrat Group, such parties, may be deemed to beneficially own Ordinary Shares that are held by certain of the other parties within the Dovrat Entities. Each such party disclaims beneficial ownership of the Ordinary Shares held by any other party within the Dovrat Entities.

(7) Includes (i) 150,000 stock options exercisable into Ordinary Shares within sixty days, being half of the stock options issued to Carmel V.C. Ltd. pursuant to the provisions of an agreement dated December 17, 2002, entered into between ECI and Carmel V.C. Ltd. relating to the services of Mr. S. Dovrat; and (ii) 329,040 Ordinary Shares held by the Ofer (Ship Holdings) Ltd. (see footnote (9) below), in respect of which it has granted to Carmel V.C. Ltd. an option to purchase, expiring on December 5, 2009.

(8) The parties that comprise the Dovrat Entities and the parties that comprise the Ofer Brothers Group may together be deemed to constitute a "group" for the purposes of rule 13d of the Securities Act of 1933, as amended. Each party within each of the aforesaid groups disclaims beneficial ownership of all Ordinary Shares held by the parties that comprise the other such group.

(9) 6,580,000 of the Ordinary Shares held by the Ofer Brothers Group were acquired in February 2002 pursuant to the Subscription Agreement of December 6, 2001. The names and direct holdings of the individuals and entity comprised in the Ofer Brothers Group are: Ofer (Ships Holdings) Ltd. ("Ofer Ships") (5,288,452 shares); Udi Angel (789,474 shares); and Eyal Ofer (789,474 shares). Mr. Angel, and Mr. E. Ofer both hold, directly or indirectly, one third of the outstanding Shipping Shares of Ofer Ships, which possess all the rights of capital stock. The holdings of Ofer Ships include 789,474 ECI shares acquired in June 2003 from Mr. Doron Ofer within the provisions of the Subscription Agreement and a further 287,200 ECI shares purchased subsequent to the Subscription Agreement but not subject to its provisions. Due to the relationship between the parties that comprise the Ofer Brothers Group, such parties may be deemed to beneficially own shares that are held by certain of the other parties within the Ofer Brothers Group. Each such party disclaims beneficial ownership of the shares held by any other party within the group.

(10) Includes 1,110,416 stock options exercisable into Ordinary Shares within sixty days. Includes shares held directly by Mr. S. Dovrat, but excludes shares and rights to acquire shares held by other entities in the Dovrat Entities (see footnotes (6) and (7) above).

                          RELATED PARTY TRANSACTIONS

     ECI has conducted certain transactions with related parties, comprised primarily of the following:

     o Sales of certain the ECI's products and purchase of components and services.

     o    Insurance.

     o    Buildings and rentals.

     We believe that all the transactions we have conducted with related companies were in the ordinary course of business and on terms no less beneficial to those applied to transactions with other customers or suppliers. In all cases, where appropriate, prices, fees and other terms of the agreements covering these arrangements were arrived at in negotiations with these entities after consideration of the prices and terms offered by providers of similar services. Details of these transactions are as follows:

     We have entered into various financial arrangements, discussed below, with subsidiaries and affiliates of IDBD, and with subsidiaries and affiliate of Koor.

     ECI purchases the majority of its insurance from Clal Insurance Company Ltd., an affiliate of IDBD. In addition, a number of other affiliates of IDBD provide us with both services (such as travel, freight forwarding and financing services) and goods (such as power supplies) at commercial rates.

     In October 2000, ECI and InnoWave ECI Wireless Systems Ltd. ("InnoWave"), a wholly owned subsidiary of ECI, entered into an agreement for the sale by InnoWave to Global Village Telecom (GVT), a Brazilian company, of a wireless local loop system and services for a wide territory in South and Central Brazil. Companies within the IDB Group own approximately 28% of the holding company of GVT. Pursuant to the agreement with GVT, we granted GVT long-term financing for the purchase, comprising a line of credit of up to $168 million, based upon the progress of sales. As security for its obligations under the agreement, GVT granted ECI (together with three other major international suppliers) a charge on GVT's license to operate its communications network in the territory, together with additional security including shareholders' guarantees and charges on revenue and contracts.

     As GVT's revenues are denominated in Brazilian currency and its vendor debt is in dollars, it is having difficulties in maintaining the debt repayment schedule, primarily due to a significant devaluation of the Brazilian currency relative. In these circumstances, and based upon a valuation of the collaterals provided by GVT, in 2002 ECI included a provision for doubtful debt in an amount of $34 million in respect of this line of credit. Although ECI has now sold the operations of InnoWave, the GVT debt remains due to ECI. At December 31, 2002, the amount owed by GVT was $123 million, before taking into account the reserve for doubtful debt. ECI, together with the group of other equipment vendors, is in negotiations with GVT with a view to rescheduling GVT's debt repayment schedule which, if agreed, would materially extend the original schedule.

     In addition to the agreement referred to above, ECI made a loan in 2000 of $27 million to GVT's parent company, GVT Holding NV, in return for convertible subordinated notes that carry interest at 5% per annum. Due to significant concern regarding the financial ability of company to repay the note, during 2002, we included a provision in the amount of $18 million, in respect of this loan. We are currently in discussion with GVT Holding NV with a view to restructuring this loan.

     On February 5, 2001, ECI entered into a facility agreement (the "Facility Agreement") with Bank Leumi le-Israel B.M. and Bank Hapoalim B.M. Bank Hapoalim B.M. was a substantial shareholder of Koor until November 2002. On May 28 2003, the parties to the Facility Agreement entered into a letter agreement amending the terms of the Facility Agreement.

     ECI has also entered into certain agreements with ECtel Ltd., a publicly traded company in which ECI has a majority interest, or agreements to which ECtel was a party, including a share purchase agreement and a registration rights agreement on the sale by ECI in February 2002 of certain shares in ECtel, a registration rights agreement with respect to the shares of ECtel held by ECI, service agreements, supply agreements and other agreements in the ordinary course of business.

     On December 17, 2002, ECI entered in to an agreement with Carmel V.C. Ltd., one of the Dovrat Entities, relating to the services of Mr. Shlomo Dovrat, then vice chairman, and now chairman, of our board of directors. Mr. Shlomo Dovrat shares control of Carmel V.C. Ltd. (See below under the caption "Remuneration and Stock Options" for details of this agreement.)

     On February 17, 2003, we entered into an agreement with Alvarion Ltd. for the sale to it of the operations of InnoWave, which was completed in April 2003. The chairman of the board of directors of Alvarion is Aharon Dovrat, the father of Shlomo Dovrat, then vice-Chairman, and now chairman, of our board of directors. Both Mr. Shlomo Dovrat and Mr. Aharon Dovrat are affiliated to entities in the Dovrat Entities.

                        REMUNERATION AND STOCK OPTIONS

     Set forth below is information regarding all cash and cash-equivalent forms of remuneration paid by ECI with respect to all persons who were at any time directors and members of senior management of ECI during the fiscal year ended December 31, 2002:

                                                             Salaries, fees, directors' fees,
                                                                 commissions and bonuses         Other benefits
                                                             --------------------------------    --------------
All directors and members of senior management as a group
 (consisting of 30 persons in 2002) .....................               $3,970,000                  $630,000

     No member of our board of directors is, or was during 2002, an officer or an employee of ECI. ECI pays annual directors fees, and in certain instances fees for participating in meetings, to those members of our board of directors who are not affiliated with our major shareholders, in varying amounts as approved by our audit committee, board and shareholders (see Items 4 and 5 below regarding proposed new terms of compensation for certain of ECI's directors).

     In February 2003, our shareholders approved the terms of a service agreement with Carmel V.C. Ltd., dated December 17, 2002, relating to the services of one of our directors, Mr. Shlomo Dovrat, then vice chairman, and since May 2003 chairman, of our board of directors. Mr. Dovrat shares control of Carmel V.C. Ltd., and Carmel V.C. Ltd. is entitled to the services of Mr. Dovrat. (See above under the caption "Ownership of ECI Shares" for details of entities controlled by Mr. Dovrat and their holdings of ECI shares.) Mr. Dovrat has agreed to devote a considerable amount of his time to the affairs of ECI. Under the terms of this service agreement, Carmel V.C. Ltd. will make available to ECI the services of Mr. Dovrat in consideration of an annual management fee of $300,000, commencing January 1, 2003. In addition, Carmel V.C. Ltd. received the grant of stock options to purchase 300,000 Ordinary Shares of ECI, at an exercise price of $2.21 per share. One half of these options are now exercisable upon and balance will become exercisable in February 2004.

     The following table sets forth as to all directors and members of senior management as a group, including all persons who were at any time during the period indicated members of senior management or directors of ECI, certain information (expressed in terms of Ordinary Shares of NIS 0.12 nominal value) concerning (i) options granted by ECI between January 1, 2002 and December 31, 2002; (ii) options exercised between such dates; and (iii) options unexercised at December 31, 2002.

Granted

     Number of Ordinary Shares .......................       710,000
     Average option price per Ordinary Share .........         $1.95

Exercised

     None

Unexercised

     Number of Ordinary Shares .......................     2,878,250
     Average option price per Ordinary Share .........        $21.14

                PROPOSALS FOR THE EXTRAORDINARY GENERAL MEETING

                 ITEM 1 -- RE-ELECTION OF AN EXTERNAL DIRECTOR

     Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by Israel's Companies Law 5759-1999 (the "Companies Law") to appoint at least two external directors ("External Directors"). To qualify as an External Director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an External Director if the individual's position or other activities create or may create a conflict of interest with his or her role as an External Director. For a period of two years from termination from office, a former External Director may not serve as a director or employee of the company or provide professional services to the company for consideration.

     An External Director must be elected by the shareholders. The term of an External Director is three years and may be extended for an additional three years. Other directors are generally elected annually.

     Pursuant to the Companies Law, ECI must have an audit committee. The audit committee must be comprised of at least three directors, including all of the External Directors. Each other committee of a company's board of directors empowered with powers of the board of directors is required to include at least one External Director.

     Avner Naveh was elected as an External Director of ECI on September 19, 2000 and his initial term of office expires on September 18, 2003. At the meeting, shareholders will be asked to re-elect Mr. Naveh as an External Director of ECI for a further term of three years. Ms. Yocheved Dvir, who was elected as the other External Director of ECI on February 24, 2003, continues to serve the Company as an External Director.

     A brief biography of the nominee is set forth below:

     Avner Naveh (53) retired in 2000 from the Israeli Air Force (the "IAF") with the rank of Brigadier General. Beginning in 1969, he served as a fighter pilot and an officer in a wide variety of positions at both bases and the headquarters of the IAF. From 1998 to 2000, Mr. Naveh was IAF Chief of Staff and Deputy Commander, responsible for the Air Force's strategic planning and annual work program. He is a director of Inter-Gamma Investments Ltd. Mr. Naveh holds a bachelors degree in economics and business administration from Bar Ilan University, Israel.

     As at June 22, 2003, Mr. Naveh held 30,000 stock options of the Company, all of which are currently exercisable into Ordinary Shares of ECI, but otherwise he did not beneficially own any ECI shares. (See Item 4 below regarding proposed new terms of compensation for the Company's External Directors.)

     It is proposed that at the meeting the following resolutions be adopted:

     "RESOLVED, that Avner Naveh be re-elected as an External Director of ECI for a new term of three years, commencing September 19, 2003."

     Approval of the above resolutions will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolutions, provided that, (i) the shares voting in favor include at least one-third of the shares voted by shareholders who are not controlling shareholders, or (ii) the total number of shares voted against by shareholders who are not controlling shareholders does not exceed one percent of ECI's outstanding shares. For the purposes of this vote, the Ordinary Shares held by the Koor and Clal groups are deemed to be held by controlling shareholders. (For further details, see above under the caption "Ownership of ECI Shares").

     The Board of Directors recommends a vote FOR approval of these proposed resolutions.

                   ITEM 2 -- RE-ELECTION OF EIGHT DIRECTORS

     ECI currently has a board of eleven directors. Two of these directors are External Directors and are elected for a three year term of office (see Item 1 above). Another director is directly appointed by specific shareholders (see below under the caption headed "Director Not Elected at Shareholders' Meetings") and will continue to serve as directors of ECI following the Annual General Meeting. The remaining eight directors are elected annually.

     The Management of ECI is recommending eight nominees for election as directors at the Annual General Meeting (apart from the External Director nominated in Item 1 above), all such nominees being current members of ECI's board of directors. Each elected nominee will hold office until the next annual general meeting, unless his office is earlier vacated under the provisions of ECI's articles of association.

     Following the election of the directors nominated at the Annual General Meeting, the board of directors of ECI will comprise a total of eleven directors. The maximum number of directors of ECI as last fixed by a decision of shareholders of ECI is fifteen. It is therefore intended that four vacancies will exist on the board of directors following the Annual General Meeting. Under ECI's articles of association, the board of directors will be entitled to fill, until the next annual general meeting, the vacancies existing on the board following the meeting

     If any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. ECI is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. ECI does not have any understanding or agreement with respect to the future election of any of the nominees named.

     The nominees, their present principal occupation or employment, age, the year in which each first became a director and the number of shares of ECI beneficially owned by each are:

                                                                                                   Number of
                                                                                                Ordinary Shares
                                                                                                 Beneficially
                                                                                    Director      Owned as of
Name (1)                            Principal Occupation or Employment        Age     Since      June 22, 2003
--------                     ----------------------------------------------- ----- ---------- ------------------
Danny Biran (2) ............ President, Koor Industries Ltd.                   59     1999             5,000
Colin R. Green ............. Former Group Commercial Director and              54     2002            29,590(3)
                             Secretary, British Telecommunications plc
Jonathan B. Kolber (2) ..... Chief Executive Officer, Koor Industries Ltd.     41     1990         1,272,198(4)
Mair Laiser ................ Chairman and owner, Avix Industries Ltd.          61     2000            45,650(3)
Richard T. Liebhaber ....... Former Managing Director of Veronis, Suhler       67     2002            16,666(3)
                             & Associates
Krish Prabhu ............... Former Chief Operating Officer of Alcatel         48     2002                --
Meir Shannie (5) ........... Former President and Chief Executive Officer      57     2000             5,000
                             of Clal Industries & Investments Ltd.
Casimir Skrzypczak ......... Former Senior Vice President -- Customer          62     2002                --
                             Advocacy at Cisco Systems, Inc.

------------

(1) For details of membership of the various committees of the board, see "Committees of the Board" below.

(2)  Nominated for election as a director by MAGM and Koor.

(3) Includes, as regards Mr. Green, Mr. Laiser and Mr. Liebhaber, respectively 20,000, 30,000 and 16,666 stock options exercisable into Ordinary Shares within 60 days of June 22, 2003.

(4) Comprises 100,000 Ordinary Shares held by an Israeli company wholly owned by Mr. Kolber and 1,172,198 Ordinary Shares held by a trustee for the Kolber Trust, of which Mr. Kolber is a discretionary beneficiary. The said holdings together aggregate to 1.2% of our outstanding shares.

(5)  Nominated for election as a director by Clal.

     Danny Biran has been President of Koor since 1998, and was a director of Koor from 1997 until February 2000. From April 2003, he has also served as Chief Executive Officer of Elisa Electronics Systems Ltd. In addition, Mr. Biran serves as the Chairman of the board or a director of a number of Israeli and North American companies, including Makhteshin-Agan Industries Ltd. ("Makhteshin"), Knafaim-Arkia Holdings Ltd. ("Knafaim") and various other affiliates of Koor. He served as a senior executive in the Office of the Prime Minister in Israel for more than twenty years. Mr. Biran is a graduate of the Law faculty of Tel Aviv University and is a member of the Israel Bar Association.

     Colin R. Green held various senior executive positions with British Telecommunications plc ("BT") until his retirement in April 2002, including Group Commercial Director and Secretary from 1999 to 2002, Secretary and Chief Legal Advisor from 1994 to 1999, Chief Legal Advisor from 1989 to 1994, Director, Commercial Legal

Department from 1985 to 1989. He was responsible for the legal aspects of BT's public offerings in the United Kingdom and abroad between 1984 and 1993 and subsequently handled all BT's major acquisitions and dispositions in the United Kingdom and the United States. Mr. Green served as a director of a number of BT subsidiaries and joint ventures, was Chairman of BT's Spanish subsidiary and was a member of BT's Executive Committee from 1996 to 2002. He is Chairman of the Hermes Group Pension Fund. Mr. Green holds a bachelors degree in law from the London School of Economics and is admitted as a solicitor in England and Wales.

     Jonathan B. Kolber has been Chairman of the executive committee of our board of directors since 1997 and was Chairman of our board from 1997 until January 2002. He has served as the Chief Executive Officer of Koor since 1998 and was Vice Chairman of Koor from 1998 until March 2003. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc. from 1986 to 1990. He serves as a director of a number of Israeli companies, including Makhteshim, Sheraton Moriah (Israel) Ltd. and Knafaim. Mr. Kolber holds a bachelors degree in Near Eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo.

     Mair Laiser is the owner and Chairman of Avix Industries Ltd., a private investment company. In addition, Mr. Laiser serves as the Chairman of the boards of directors of Telrad Networks Ltd., an Israeli telecommunications switching manufacturer; Clalcom Ltd., a telecommunications holding company; and Barak I.T.C. (1995) The International Telecommunications Services Corporation Ltd., an international telecommunications carrier in Israel. He was President of CII from 1991 to 1996, during which time he also served as Chairman of ECI's board of directors. From 1977 to 1991, he served as ECI's President and Chief Executive Officer. Mr. Laiser holds a bachelors degree in industrial and management engineering from the Technion.

     Richard T. Liebhaber was Managing Director of Veronis, Suhler & Associates, the New York media merchant banking firm, from 1995 until his retirement in August 2001. Prior thereto, from 1985 Mr. Liebhaber was an Executive Vice President of MCI Telecommunications Corp., where he architected, engineered and constructed MCI's network and managed the establishment of a number of joint ventures, including Concert, the joint venture between MCI and BT. He also served as a member of MCI's board of directors from 1992 to 1995. From 1954 until 1985, Mr. Liebhaber was employed by IBM, or affiliated companies, and held various executive positions. He has served as a director of a variety of high technology and telecom companies and is currently a member of the boards of directors of Avici Systems, Inc., ILOG Inc. and JDS Uniphase Corporation. Mr. Liebhaber holds a bachelors degree in electrical engineering from New York University.

     Krish Prabhu was appointed Vice Chairman of our board of directors in May 2003 and is currently a venture partner at Morgenthaler, focusing primarily on telecommunications investments. He was Chief Operating Officer of Alcatel from 1999 until 2001, and served as Chief Executive Officer of Alcatel USA from 1997 until 2001. Before joining Alcatel in 1991, Mr. Prabhu was head of research and development at Rockwell International's Network Systems Transmission Division from 1990 to 1991. Prior to Rockwell, he served as a Member of Technical Staff at Bell Laboratories. Mr. Prabhu currently serves as a member of the board of directors of Morgenthaler portfolio companies, including Catena Networks, Inc. and Overture Networks, Inc., as well as of Symmetricom, Inc. and Agere Systems Inc. His degrees include a bachelors degree (Hons) in physics from Bangalore University, India, a masters degree in physics from the Indian Institute of Technology, Bombay, India and a masters degree and a Ph.D in electrical engineering from the University of Pittsburgh.

     Meir Shannie served as President and Chief Executive Officer of CII from January 2001 until June 2003. From 1997 until his appointment at CII, he was an independent businessman, engaged, primarily, in consulting to a number of Israeli business ventures and companies. Previously he served as the Active Chairman of Israel Direct Insurance Ltd. from 1993. From 1987 to 1989 Mr. Shannie served as the managing director of Elite Industries Ltd. and from 1978 to 1985 as the managing director of Clal Insurance Company Ltd. Mr. Shannie currently serves as a member of the board of directors of Elite and American Israeli Paper Mills Ltd. He holds a bachelors degree in accounting and economics and a masters degree in business administration, both from the Tel Aviv University.

     Casimir Skrzypczak has been a general partner at Global Assets Capital, a venture capital fund headquartered in California, since July 2001. From November 1999 until July 2001, he was Senior Vice President -- Customer Advocacy at Cisco Systems, Inc., responsible for deployment and support services to service providers worldwide. Prior thereto, Mr. Skrzypczak was Group President Professional Services, Telcordia Technologies, Inc. (formerly BellCore) from 1997, following its sale to Science Applications International Corporation
(SAIC). Prior to 1997,
he filled various senior executive positions with a number of major corporations, including Nynex Corporation, Bell Communications Research, Inc., Western Electric, AT&T and New York Telephone Company. Mr. Skrzypczak has served as a director of a variety of companies and is currently a member of the boards of directors of JDS Uniphase Corporation, WebEx Communications, Inc. and Sirenza Microdevices, Inc., as well as several private companies. He holds a bachelors degree in mechanical engineering from the Villanova University, Pennsylvania and a masters degree in Operations Research from Hofstra University.

Director Not Elected at Shareholders' Meetings

     Mr. Shlomo Dovrat, chairman of our board of directors, continues in office, although not nominated for election at the Annual General Meeting. Mr. Dovrat was one of two directors directly appointed in February 2002 by the purchasers of 13,160,000 Ordinary Shares acquired pursuant to the Subscription Agreement of December 6, 2001 (for particulars of such persons, see under "Ownership of ECI Shares" above). In accordance with article 37(h) of ECI's articles of association, the purchasers of these shares and certain permitted assigns (the "Purchasers") are entitled to directly appoint two directors for so long as they hold at least 10% of our outstanding Ordinary Shares, and one director for so long as they hold at least 5% of our outstanding Ordinary Shares, although the appointment of any such director may be rejected by those directors not appointed by the Purchasers in their reasonable discretion. Generally, such directors may also only be removed or replaced by the Purchasers. In addition, pursuant to article 37(h), for so long as the Purchasers hold at least 10% of our outstanding Ordinary Shares, they have the right to propose that one of the directors appointed by them be named as vice chairman of our board of directors, subject to the approval in their reasonable discretion of those directors not appointed by the Purchasers. Following his appointment as a director in February 2002, Mr. Dovrat was appointed vice chairman of our board of directors, pursuant to article 37(h), and, in May 2003, our board of directors elected him as chairman. The other director appointed in February 2002 pursuant to article 37(h), Mr. Udi Angel, recently resigned as a director and, accordingly, the Purchasers have the right to directly appoint a second director to our board of directors.

     The right for the Purchasers to directly appoint directors under article 37(h) will expire at the commencement of the annual general meeting of ECI to be held during the year 2005. For as long as such right is in force, the Purchasers shall have no voting rights in respect of the election of other directors. All the shares purchased pursuant to the Subscription Agreement are held of record in the names of the owners set forth in footnotes (6) and (9) to the table of Major Shareholders in the section headed "Ownership of ECI Shares" above. Brokers, banks and other financial institutions holding ECI shares on behalf third party beneficial owners, do not hold of any shares purchased pursuant to the Subscription Agreement.

Committees of the Board

     ECI's articles of association provide that our board of directors may delegate its powers to committees of the board, subject to limitations and restrictions imposed from time to time by the board, and by the Companies Law, which stipulates that certain powers cannot be delegated. Any committee of the board empowered with powers of the board of directors is required to include at least one External Director, except that the audit committee which is required by the Companies Law to have at least three members including all the External Directors. The board has appointed the following committees:

     o The Executive Committee, which comprises Mr. Kolber (chairman), Mr. Dovrat, Mr. Green, Mr. Naveh, Mr. Prabhu and Mr. Shannie.

     o The Audit Committee, which comprises Ms. Dvir (chairperson), Mr. Green and Mr. Naveh, together with Mr. Shannie as a non-voting observer.

     o The Remuneration Committee, which comprises Mr. Kolber (chairman), Mr. Dovrat, Ms. Dvir, Mr. Naveh and Mr. Shannie.

     o The Nominations Committee (empowered only to make recommendations to the board of directors), which comprises Mr. Dovrat (chairman), Mr. Green, Mr. Kolber and Mr. Shannie.

     ECI's articles of association also provide that any director may appoint another person to serve as an alternate director. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director or the alternate director of another director.

     It is proposed that at the meeting the following resolution be adopted:

     "RESOLVED, that each of the nominees named in Item 2 of ECI's proxy statement relating to its 2003 Annual General Meeting be, and each hereby is, elected as a director of ECI to hold office until the next annual general meeting."

     Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

     The Board of Directors recommends a vote FOR approval of the proposed resolution.

   ITEM 3 -- AMENDMENT TO ARTICLE 68 OF THE COMPANY'S ARTICLES OF ASSOCIATION

     The current provisions of Article 68(c) of our Articles of Association, which relates to notices served by or on the Company, provide, among other things, that any notices or other document shall be deemed to have been served forty eight hours after posting, or seven days after posting if sent internationally. The Companies Law now requires public companies to give at least twenty one days notice of general meetings of shareholders, unless otherwise specified in the articles of association, which, when read with the provisions of Article 68(c), may require the Company, in certain instances, to mail shareholder material at least twenty-eight days prior to meetings. This may, in certain circumstances, impose an unnecessary logistical burden upon the Company.

     It is proposed to amend Article 68(c) in order to provide that the mailing (or other form of transmission) of notice of general meeting shall take place at least 21 days prior to the meeting, without regard to the date upon such notice is received. The actual language of the proposed amendment is set forth in Appendix A to this Proxy Statement. For your convenience, the complete current text of Article 68(c) is set forth in Appendix B to this Proxy Statement.

     Accordingly the following resolution will be presented at the Annual General Meeting:

     "RESOLVED, that Article 68 of the articles of association of the Company be, and it hereby is, amended pursuant to the resolution set forth in Appendix A to the Company's Proxy Statement for its 2003 Annual General Meeting of Shareholders."

     The affirmative vote of the holders of not less than 75% of the voting power represented at the meeting in person or by proxy and voting on the resolution is necessary for approval of these amendments to the articles of association.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

                ITEM 4 -- APPROVAL OF NEW TERMS OF COMPENSATION
                     FOR THE COMPANY'S EXTERNAL DIRECTORS

     The Companies Law provides that External Directors are entitled to receive compensation and reimbursement of expenses pursuant to regulations promulgated thereunder. These regulations set the maximum and minimum fees generally permitted to be paid to External Directors as an annual directors' fee and as participation fees for meetings of the board of directors and committees thereof.

     On April 3, 2003, new regulations were approved amending the previous regulations in order, among other things, to permit companies to pay higher fees to their External Directors. These regulations included an amendment to the Companies Regulations (Exemptions for Public Companies whose Shares are Traded on a Foreign Stock Exchange) 5760-2000, which applies to companies such as ECI. In such circumstances, the maximum annual directors' fee payable to External Directors is one hundred thousand shekels (NIS 100,000) per annum, with a maximum participation fee of three thousand shekels (NIS 3,000) per meeting, in both instances linked twice yearly to the Israel Consumer Price Index. These fees currently equate (according to exchange rate of NIS 4.395 per $1.00, as of June 23, 2003) to approximately $22,525 and $680, respectively.

     It is proposed that, with effect from August 1, 2003, ECI pay each of its External Directors an annual directors' fee and a participation fee, based upon the said maximum fees, linked to the Israel CPI, pursuant to the regulations.

     Pursuant to the Companies Law, the terms of compensation for directors require approval of the ECI's audit committee, board of directors and shareholders, in that order. ECI's audit committee and board of directors have approved the new proposed fees.

     It is proposed that at the meeting the following resolution be adopted:

     "RESOLVED that, with effect from August 1, 2003, the Company pay Israeli External Directors the maximum permitted annual directors' fee of NIS 100,000 and fees for participating in meetings of the board of directors and its committees (NIS 3,000, or NIS 1,800 in the case of participating by telephone), pursuant section 5(f) of the Companies Regulations (Exemptions for Public Companies whose Shares are Traded on a Foreign Stock Exchange) 5760-2000 and the Companies Regulations (Rules on Compensation and Expenses of External Directors) 5760-2000 (as amended), such fees linked twice yearly to the Israel Consumer Price Index."

     Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

     ITEM 5 -- APPROVAL OF NEW TERMS OF COMPENSATION FOR MR. KRISH PRABHU,
                           A DIRECTOR OF THE COMPANY

     Under the Companies Law, the terms of compensation of directors of ECI must be approved by ECI's audit committee, board of directors and shareholders, in that order.

     In February 2003, following approval by ECI's audit committee and board of directors, ECI's shareholders approved the terms of compensation for one of our directors, Mr. Krish Prabhu, who was appointed as a director of ECI on July 3, 2002 and is not affiliated to any of the ECI's Major Shareholders. Mr. Prabhu was also awarded a grant of 100,000 stock options in February 2003, in addition to 50,000 stock options granted to him upon his appointment as a director.

     Subject to shareholders' approval, the audit committee and the board of directors have now approved new terms of compensation for Mr. Prabhu, who was appointed as Vice Chairman of our board of directors in May 2003. In addition to an annual directors' fee of $60,000, Mr. Prabhu will receive an annual consulting fee of $75,000, as consideration for devoting thirty day per year to the affairs of ECI. The grant of stock options to Mr. Prabhu previously approved by shareholders will not be affected by the new proposals.

     It is proposed that at the meeting the following resolution be adopted:

     "RESOLVED that the new terms of compensation for Krish Prabhu, as approved by the audit committee and board of directors of ECI, providing for a annual consulting fee of $75,000 in addition to an annual directors' fee of $60,000, be approved and ratified."

     Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

     The Board of Directors recommends a vote FOR approval of the proposed resolution.

               ITEM 6 -- APPROVAL OF THE PROCUREMENT OF DIRECTORS
                       AND OFFICERS LIABILITY INSURANCE

     Under the Companies Law, a company may, subject as set out in the law, insure the liability of its officers and directors resulting from acts or omissions committed in carrying out their duties.

     In 2001, our shareholders approved the renewal and/or extention of ECI's directors and officers liability insurance policy provided that any renewal and/or extention are on terms substantially similar to or better than the then existing policy. As a result of substantial increases in the premiums for directors and officers liability insurance cover, the Company is unable to obtain such cover upon similar or better terms to those existing in 2001.

     It is proposed that at the meeting the following resolution be adopted:

     RESOLVED, that the President and/or the Chief Financial Officer of the Company be, and they are hereby authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for directors and officers liability insurance, upon such terms and conditions as shall be approved by the board of directors."

     Approval of these proposals will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter. Certain of our directors may be deemed to be "controlling parties" of ECI due to their holdings and the holdings of principal shareholders of ECI. As a result, these proposals as regards such directors will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of ECI's outstanding shares. For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in this matter. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder's immediate family (or spouses thereof) or a personal interest in an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in any company.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

    ITEM 7 -- INCREASE IN THE NUMBER OF SHARES RESERVED FOR THE PURPOSES OF THE ECI TELECOM LTD. EMPLOYEE SHARE INCENTIVE PLAN 2002

     In 2002, the shareholders of ECI approved the adoption of the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the "2002 Plan").

     The 2002 Plan together with an earlier plan, the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the "1991 Plan"), permit the granting of options to purchase up to an aggregate of 26,760,700 shares of ECI. As of June 22, 2003, options have been granted to purchase up to 19,310,017 shares (after taking into account cancellations of options granted), of which 2,028,982 options have been exercised and 17,281,035 options are unexercised (at an average exercise price of approximately $16.81 per share), leaving a remainder of 7,450,683 authorized but unissued shares available for the purposes of the said Plans. ECI does not intend to grant any further options under the 1991 Plan. ECI is also committed to grant a further 6,460,786 stock options under the 2002 Plan, with effect from September 2003, to employees who had been employed by certain of our subsidiaries, in exchange for stock options waived by such employees in those subsidiaries. The exercise price of these stock options will be closing market price of our shares on the relevant day in September 2003.

     In order to enable ECI to continue to use the 2002 Plan for its intended purposes, the board of directors has adopted, subject to shareholders approval, an amendment to the 2002 Plan which permits an increase of 3,000,000 in the number of shares reserved under such plan. Pursuant to Section 14.2 of the 2002 Plan, the approval of the shareholders of ECI is required to increase the number of shares that may be issued under the 2002 Plan.

     It is proposed that at the meeting the following resolution be adopted:

     "RESOLVED:

     (a) that the number of which may be issued under the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the "2002 Plan") be increased by "3,000,000" Ordinary Shares; and

     (b) that the 2002 Plan be, and the same is hereby, amended by substituting the number of "29,760,700" for the number of "26,760,700" appearing in the first sentence of Section 6 of the 2002 Plan."

     Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

     The Board of Directors recommends a vote FOR approval of the proposed resolution.

                ITEM 8 -- RE-APPOINTMENT OF INDEPENDENT AUDITORS
                         AND FIXING THEIR REMUNERATION

     Somekh Chaikin, Certified Public Accountants (Israel), has been nominated by the board of directors and the audit committee of ECI for reappointment as independent auditors of ECI for the fiscal year ending December 31, 2003. Somekh Chaikin (which is a member of KPMG International) has no relationship with ECI or with any subsidiary or affiliate of ECI except as auditors and, to a limited extent, as tax consultants. The board of directors believes that such limited non-audit function does not affect the independence of Somekh Chaikin.

     At the Annual General Meeting, the board of directors will report the remuneration paid to ECI's auditors for their auditing activities and for their non-auditing activities for the year ended December 31, 2002. A representative from Somekh Chaikin will be present at the meeting and available to respond to appropriate questions from shareholders.

     Our shareholders will also be asked to authorize our board of directors to fix the compensation of our independent auditors, or to delegate our audit committee to do so.

     It is proposed that at the meeting the following resolution be adopted:

     "RESOLVED, that ECI's independent auditors, Somekh Chaikin, be, and they hereby are, reappointed as independent auditors of ECI for the fiscal year ending December 31, 2003, and that the board of directors be, and it hereby is, authorized to fix the remuneration of said independent auditors in accordance with the volume and nature of their services or to delegate to the audit committee of the board of directors to do so."

     Approval of these proposals will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

     The Board of Directors recommends a vote FOR approval of the proposed resolution.

       ITEM 9 -- DISCUSSION OF AUDITORS' REPORT AND FINANCIAL STATEMENTS

     Accompanying the Proxy Statement is the Annual Report of the Company for the fiscal year ended December 31, 2002, which is not part of the proxy solicitation material. At the Annual General Meeting, the Auditors Report and audited Consolidated Financial Statements of ECI for the fiscal year ended December 31, 2002, included in the Annual Report, will be presented for discussion at the Annual General Meeting, as required by Israel law. A representative from ECI's independent auditors, Somekh Chaikin, will be present at the meeting and available to respond to appropriate questions from shareholders.

                           ITEM 10 -- OTHER MATTERS

     It is not anticipated that there will be presented at the meeting any matters other than those on the agenda described above. If any other matters are properly presented before the meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

Additional Material

     ECI's annual report on Form 20-F was filed with the Securities and Exchange Commission on June 30, 2003, and may be viewed on our website -- www.ecitele.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. It is also available upon request from ECI Telecom Ltd., 30 Hasivim Street, Petach Tikva 49517, Israel, attention: Investor Relations Department. Neither our annual report in Form 20-F nor our website form part of the proxy solicitation material.

Shareholder Proposals

     All shareholder proposals which are to be presented at the 2004 Annual General Meeting must be received by ECI no later than April 5, 2004.


                                        By order of the Board of Directors,

                                        SHLOMO DOVRAT
                                        Chairman of the Board of Directors

                                        DORON INBAR
                                        President and Chief Executive Officer

Dated: July 2, 2003

        APPENDIX A AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

     RESOLVED, that the Amended and Restated Articles of Association of ECI Telecom Ltd. be, and the same hereby are, amended, as follows:

     (1) That paragraph (c) of Article 68 be deleted in its entirety and the following text be substituted therefor:

          "(c) Any notice of General Meeting shall be deemed to be properly served by the Company on the date of mailing (when initially sent by mail) or on the date of transmission (when initially sent via cablegram, telex, facsimile (telecopier) or email and confirmed by mail), irrespective of the date upon which it was actually received, provided mailing, transmission (by any of the aforesaid means) or tendering in person to such shareholder commenced or took place at least 21 days prior to the date upon which the said General Meeting is to be held.

          (d) Subject to paragraph (c) above, any notice or other document referred to in this Article shall be deemed to have been served 48 hours after it has been mailed (seven days if sent internationally), or when actually tendered in person, or 24 hours after sent by cablegram, telex, facsimile (telecopier) or email.

          (e) The date of mailing, actual transmission, delivery or publication and the date of the meeting shall be counted as part of the days comprising any notice period. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was received sooner than provided herein, defectively addressed or failed, in some other respect, to comply with the provisions of this Article."

     (2) That paragraphs (d) through (e) of Article 68 be redesignated (f) through (h), respectively.

                                  APPENDIX B

A. CURRENT TEXT OF ARTICLE 68(c) OF THE COMPANY'S ARTICLES OF ASSOCIATION

          (c) Any notice or other document referred to in paragraph (a) or (b) of this Article shall be deemed to have been served 48 hours after it has been posted (seven days if sent internationally), or 24 hours after sent by cablegram, telex, facsimile or email. The date of mailing, publication or method of send of notice and the date of the meeting shall be counted as part of the days comprising any notice period. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was received sooner than provided herein, defectively addressed or failed, in some other respect, to comply with the provisions of this Article.

                   ANNUAL GENERAL MEETING OF STOCKHOLDERS OF

                                ECI TELECOM LTD.

                                  JULY 30, 2003

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 1 AND 3 THROUGH 8. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE |X|
--------------------------------------------------------------------------------

1. Re-election of eight other Directors

|_| FOR ALL NOMINEES                       NOMINEES:
                                           |_| Danny Biran
|_| WITHHOLD AUTHORITY                     |_| Colin R. Green
    FOR ALL NOMINEES                       |_| Jonathan Kolber
                                           |_| Mair Laiser
|_| FOR ALL EXCEPT                         |_| Richard T. Liebhaber
    (See instructions below)               |_| Krish Prabhu
                                           |_| Meir Shannie
                                           |_| Casimir Skrzypczak

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark
             "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: |X|
--------------------------------------------------------------------------------

                                                           FOR  AGAINST
1. Re-election of Avner Naveh as an external director.     |_|    |_|

                                                           FOR  AGAINST  ABSTAIN
3. Amendment to Article 68 of our Articles of Association. |_|    |_|      |_|

4. Approval of new terms of compensation for our external  |_|    |_|      |_|
   directors.

5. Approval of new terms of compensation for Krish Prabhu. |_|    |_|      |_|

6. Approval of procurement of directors and officers       |_|    |_|      |_|
   liability insurance.

                                                           FOR  AGAINST
6a. DO NOT have a personal interest in proposal 6. (If     |_|    |_|
    you do not have a personal interest, mark the "FOR" box. If you have a personal interest, mark the "AGAINST" box.

                                                           FOR  AGAINST  ABSTAIN
7. Increase in number of shares reserved for purposes of   |_|    |_|      |_|
   ECI Telecom Ltd. Employees Share Incentive Plan 2002.

8. Reappointment of independent auditors and fixing their  |_|    |_|      |_|
   remuneration.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting, or any adjournment thereof.

--------------------------------------------------------------------------------
To change the address on your account, please check the box at right and |_| indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
--------------------------------------------------------------------------------

Signature of Stockholder ___________________________________ Date: _____________

Signature of Stockholder ___________________________________ Date: _____________


Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                ECI TELECOM LTD.
              PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 30, 2003
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

      The undersigned hereby constitutes and appoints DORON INBAR, GIORA BITAN, SHMUEL GITLIN, MARTIN OSSAD and EFRAT NAVEH and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of ECI Telecom Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on June 22, 2003, at the Annual General Meeting of Shareholders (the "Annual Meeting") to be held at the offices of the Company, 30 Hasivim Street, Petah Tikva, Israel, on July 30, 2003 at 10:00 a.m. (local time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, the Proxy will be voted FOR each Proposal (including to indicate the absence of a personal interest in respect of item 6). Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

                (Continued and to be signed on the reverse side)

                                                                           14475